October 6, 2014

Via EDGAR

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	FreightCar America, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 14, 2014
File No. 000-51237

Dear Ms. Cvrkel:

On behalf of FreightCar America, Inc. (the “Company”), I am submitting this response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing as set forth in your letter dated September 23, 2014 (the “Comment Letter”).

In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the staff’s comments in preparing its future filings. For your convenience, the staff’s consecutively numbered comments are set forth below in italicized text, followed by the Company’s responses. Dollar amounts set forth in the Company’s responses are in thousands.

Form 10-K for the Year Ended December 31, 2013

Consolidated Balance Sheets, page 38

Comment No. 1

Reference is made to the line item caption “Customer advance” of $19,037 at December 31, 2013. In light of the fact this appears to be new in fiscal 2014, please describe for us in greater detail the nature and terms of the customer advance and revise your notes to disclose your accounting policy for such customer advances. We note that you have classified the advance and repayments within financing activities on the statements of cash flows and based upon disclosure contained elsewhere in the filing, such amounts relate to customer advances for leased railcars delivered for which revenue cannot be recognized until all contingencies have been resolved. In this regard, please explain to us how non-cash imputed interest and repayment of customer advances are recorded within your financial statements and describe the contingencies that continue to remain unresolved as of June 30, 2014.

Response to Comment No. 1

The Company respectfully informs the staff that the line item “Customer advance” relates to a customer order for railcars that was delivered in two tranches – the first in April 2013 and the second in June 2013. For each tranche, the customer delivered a certificate of acceptance and paid to the Company the agreed-upon consideration. Following delivery of each certificate of acceptance, title to the related railcars transferred to the customer and the risk of loss for each railcar was borne by the customer. Pursuant to a rent support agreement, for a period of up to 24 months after the delivery of each tranche, the Company agreed to assist the customer by leasing the railcars to third parties and making minimum monthly rent payments (“rent support”) to the customer for the railcars irrespective of whether the railcars were actually leased.

The Company respectfully submits to the staff that this transaction does not meet the criteria for recognizing revenue due to the substantial risk of ownership retained by the Company through the rent support agreement, which was deemed to be significant to the value of the transaction. In accordance with ASC 840-20-40, Lease Accounting, the sale of property subject to an operating lease (or of property that is leased by or intended to be leased by the third-party purchaser to another party) shall not be treated as a sale if the seller or any party related to the seller retains substantial risk of ownership in the leased property.

The estimated present value of the rent support payments is an amount in excess of 10% of the fair value of the railcars. Therefore, the Company believes that it has retained substantial risk of ownership in this transaction and has classified the cost of manufacturing the railcars as “Inventory on lease” and the customer’s payments as “Customer advance” on the Company’s consolidated balance sheets. Over the 24-month term of the rent support agreement, the Company will record imputed interest expense on the customer advance at the Company’s incremental borrowing rate with a corresponding increase to the customer advance balance. Cash rent payments made by the Company are recorded as a reduction of cash with a corresponding decrease to the customer advance balance. The imputed interest expense on the customer advance is included as interest expense on the Company’s consolidated statements of operations. On the Company’s consolidated statements of cash flows, the customer advance and repayments thereof are recorded as cash flows from financing activities while the imputed interest on the customer advance is included as “Other non-cash items, net” in cash flows from operating activities.

As of June 30, 2014, the unresolved contingencies relating to the customer advance consisted of the Company’s remaining liability for rent support payments for the remaining term of the rent support agreement of 11 months.

The Company will revise the notes to its consolidated financial statements in future filings, as appropriate, to disclose its accounting policy for such customer advances. As of December 31, 2013, the Company would have made such disclosure by including in the notes to the Company’s consolidated financial statements appearing in the Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) disclosure to the following effect:

Revenue Recognition (to be inserted after the first paragraph)

When the Company retains substantial risk of ownership in railcars sold to customers, the proceeds received by the Company are not treated as a sale but are accounted for as a customer advance by recording the proceeds as a liability. Customer advances on the Company’s consolidated balance sheets are reported net of any repayments made by the Company and include imputed interest that is included in interest expense on the Company’s consolidated statements of operations.

Notes to the Financial Statements

Note 3. Fair Value Measurements, page 48

Comment No. 2

Please revise to provide the disclosures related to fair value measurements of assets recorded at fair value on a non-recurring basis, such as the Danville facility and the Clinton repair shop which were impaired during 2013. See guidance in ASC 820-10-50.

Response to Comment No. 2

The Company notes the staff’s comment and respectfully advises the staff that, in future filings, the Company will revise its disclosure related to fair value measurements to include the fair value measurements of assets recorded at fair value on a non-recurring basis, such as the Company’s Danville manufacturing facility and Clinton repair shop, with respect to which impairment charges were recorded during the fourth quarter of 2013. As of December 31, 2013, the Company would have provided such information by revising Note 3 (Fair Value Measurements) to the Company’s consolidated financial statements appearing on page 48 of the 2013 Form 10-K to include (i) the table “Non-Recurring Fair Value Measurements” and (ii) additional disclosure relating to the estimation of the fair market values of the assets at the Danville and Clinton facilities. Note 3 also would have been revised to remove disclosures related to the Company’s investment in U.S. treasury securities held to maturity, as explained in the response to Comment No. 3 below. The revised Note 3 would have read as follows:

Note 3 – Fair Value Measurements

The following table sets forth by level within the ASC 820 fair value hierarchy the Company’s financial assets that were recorded at fair value on a recurring basis and the Company’s non-financial assets that were recorded at fair value on a non-recurring basis.

Recurring Fair Value Measurements	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
ASSETS:
Cash equivalents	$48	$—	$—	$48
Restricted certificates of deposit	$4,605	$—	$—	$4,605

Non-Recurring Fair Value Measurements	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
ASSETS:
Property, plant and equipment	$—	$2,451	$—	$2,451

Recurring Fair Value Measurements	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
ASSETS:
Cash equivalents	$11,933	$—	$—	$11,933

As stated in Note 6 (Restructuring and Impairment Charges), the carrying values of property, plant and equipment at the Company’s Danville and Clinton facilities were reduced to their estimated fair market values during the fourth quarter of 2013.

Fair market values for the Danville and Clinton facilities were estimated using the market approach using market data such as recent sales of comparable assets in active markets and estimated salvage values.

Comment No. 3

We note from your disclosure in Note 3 you disclose financial assets recorded at fair value on a recurring basis; however, your disclosure in Note 2 indicates that debt securities which you have the positive intent and ability to hold to maturity are classified as securities-held-to-maturity and are reported at amortized cost adjusted for amortization of premium and accretion of discount on a level yield basis. In this regard, please reconcile for us the information provided in Notes 2 and 3, and clarify your disclosures accordingly. Also, your notes to the financial statements should include the disclosures set forth in ASC 320-10-50-5 as they apply to the held-to-maturity securities.

Response to Comment No. 3

The Company notes the staff’s comment and respectfully advises the staff that, in future filings, the Company will clarify that debt securities held to maturity, such as the Company’s investment in U.S. treasury securities held to maturity, are reported at amortized cost adjusted for accretion of discount on a level yield basis and not recorded at fair value on a recurring basis. As of December 31, 2013, the Company would have made such clarification by (i) revising Note 3 (Fair Value Measurements) to the Company’s consolidated financial statements appearing on page 48 of the 2013 Form 10-K to exclude disclosure in the lead-in paragraph and in the tables relating to the Company’s investment in U.S. treasury securities held to maturity as set forth above in the Company’s response to Comment No. 2 and (ii) including a new note the Company’s consolidated financial statements to the following effect:

Note __ – Marketable Securities

The Company’s current investment policy is to invest in cash, certificates of deposit, U.S. treasury securities, U.S. government agency obligations and money market funds invested in U.S. government securities. Marketable securities as of December 31, 2013 and 2012, of $38,988 and $41,978, respectively, consisted of U.S. treasury securities held to maturity with original maturities of greater than 90 days and up to one year. Due to the short-term nature of these securities and their low interest rates, there is no material difference between their fair market values and amortized costs.

* * * * *

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (312) 928-0052.

Sincerely,

/s/ CHARLES F. AVERY, JR.

Charles F. Avery, Jr.

Vice President, Finance, Chief Financial Officer and Treasurer

FreightCar America, Inc.

Two North Riverside Plaza,

Suite 1300

Chicago, IL 60606 USA

312.928.0052

FAX 312.328.0890

www.freightcaramerica.com

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